SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 CURRENT REPORT

                        Date of Report: December 18, 1998

                               IWI HOLDING LIMITED
              ----------------------------------------------------
             (Exact name of registrant as specified in its charter)

      Oakmont Centre, 1010 Executive Court, #300, Westmont, Illinois 60559
      --------------------------------------------------------------------
                    (Address of Principal Executive Offices)

       Registrant's telephone number, including area code: (630) 887-2388

           BVI                           0-25108                      None
 ---------------------------      ----------------------     -------------------
(State or other jurisdiction     (Commission File Number)        (IRS Employer
of incorporation)                                            Identification No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F      X                     Form 40-F
                   -----------                          -----------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes                                  No      X
             -----------                         ------------

(If "Yes" is marked,  indicate below the file number  assigned to the registrant
in connection with Rule 12g3-2(b): 82-            .)
                                       -----------



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Changes in Registrant's Certifying Accountant

          (a)  Resignation of Independent Accounting Firm

     (i) Ernst & Young, L.L.P. (the "principal accountants"), the independent accounting firm which audited the financial statements of the Registrant during fiscal year 1997, decided not to stand for re-election as the Company's auditors.

     (ii) None of the principal accountant's reports on the financial statements of the Registrant has contained an adverse opinion or a disclaimer of opinion, nor was qualified or modified as to audit scope or accounting principles. The accountants report on the financial statements of the Registrant for the years ended 1997 and 1996 include an explanatory paragraph describing conditions which raised substantial doubt about the Registrant's ability to continue as an ongoing concern.

     (iii) Not applicable.

     (iv) During the preceding two years and any subsequent interim period preceding their resignation, the Registrant had no disagreements with the principal accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the principal accountants, would have caused it to make reference to the subject matter of the disagreements in connection with its report.

     (v) None of the kinds of events listed in paragraph (a) (1) (v) (A) through
(D) of Regulation S-K Item 304 occurred during the two most recent fiscal years and any subsequent interim periods.

          (b)  Engagement of New Independent Accountants

     On December 18, 1998, the Registrant's board of directors formally engaged Blackman, Kallick Bartelstein, L.L.P. (the "new accounting firm") of 300 S. Riverside Plaza, Suite 660, Chicago, Illinois 60606-6613 to audit the Registrant's financial statements.

     The Registrant, during the two most recent fiscal years and any subsequent interim period prior to the engagement of the new accounting firm, did not consult with the new accounting firm with regard to any of the matters listed in Regulation S-K Items 304 (a) (2) (i) or (ii).

Financial Statements and Exhibits.

          (c)  Exhibits

               16.1 Letter from Ernst & Young, L.L.P. re. termination of auditor relationship


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       IWI HOLDING LIMITED



                                        /S/ Joseph K. Lau
                                       -------------------------------------
                                       Joseph K. Lau
                                       President and Chief Executive Officer


Date: January 13, 1998